Filed pursuant to Rule 433
Registration No. 333-151522

November 30, 2009 Covering week 11/23 - 11/27

On Tuesday, Standard and Poor's released the monthly S&P/Case-Shiller Home Price Index report. The Composite-10 increased for the fifth straight month, up +0.43% to 158.61. The US National index, the broadest measure of home prices in the country, increased 3.14% from last quarter.

UMM closed higher on the positive Case-Shiller news. Still, home price expectations through 2014 are virtually flat. Investors may be predicting a double-dip before a return to a normal home price environment.
Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973

UMM: $22.84 ($0.18, 0.79%)
DMM: $26.03 (-$0.22, -0.84%)

Implied HPA: 0.09%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 158.75 by August 2014 from 158.61 today (reflects data through September 2009).

Last week’s market movers:
"Prices are cheap, money is cheap... there's still a
lot in the pipeline, but things are moving in the
right direction."

-Chip Case, Wellesley College

o o o

"There is no clear, easy way out for housing.
Contrary to my hopes, housing prices and the
housing market in general will weaken again."

-John Silvia, Chief Economist, Wells Fargo

• Existing Home Sales: 6.10mm (v. 5.70mm est.) • S&P/Case-Shiller Composite-10: +0.43% (to 158.61 from 157.93)
This week’s housing market indicators:
• Dec. 1 - Pending Home Sales • Dec. 1 - Construction Spending • Dec. 4 - Unemployment Rate

Historical Average Annual Composite-10 Return v. Implied Annual HPA
Based on S&P/CS Composite-10 Index Levels and UMM's Closing Prices

Sources: MacroMarkets LLC, Bloomberg and Standard & Poor's

Contacts:
For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)
For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at http://www.macroshares.com/